Exhibit 99.1

Pony AI Inc. Becomes the First Company in China Approved for Autonomous Truck Platooning Tests

NEW YORK, Jan. 15, 2025 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, has today become the first company in China to receive approval for robotruck platooning tests on cross-provincial highways connecting Beijing, Tianjin, and Hebei Province, marking a major milestone in the Company’s pursuit of large-scale commercialization of autonomous trucking.

This approval enables Pony.ai to operate robotrucks in a “1+N” platoon, with only the lead truck requiring a safety operator, and the following trucks operating autonomously. The Company will commence platooning tests on the Beijing-Tianjin-Tanggu Expressway. As part of its strategic roadmap, Pony.ai aims to achieve full autonomy for all following trucks in platoons, further driving down logistics costs for autonomous trucking.

Since launching its cross-provincial freight service between Beijing and Tianjin in partnership with Sinotrans Limited, one of China’s leading logistics and freight forwarding companies, Pony.ai has logged mileage exceeding 45,000 kilometers, with nearly 500 TEUs (standard shipping container units) of freight orders completed. This milestone highlights Pony.ai’s role as a leader in L4 autonomous truck logistics in North China and reinforces its impact on integrated transportation in the Beijing-Tianjin-Hebei region, driving the transformation of intelligent logistics and providing strong real-world scenarios for the commercialization of its autonomous truck business.

Pony.ai’s robotruck operations have evolved from early-stage road testing through demonstration and now to commercial operations with autonomous platoons. The next phase will focus on achieving fully driverless fleets to drive the mass commercialization of autonomous trucks. As of the end of December 2024, Pony.ai’s robotrucks have travelled more than 5 million kilometers (over 3.1 million miles) and have transported more than 860 million freight ton-kilometers.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology.

For more information, please visit: http://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai

Media Relations
Email: media@pony.ai

Christensen Advisory
Email: pony@christensencomms.com